FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

MEGAWEST ENERGY CORP.

Suite 800, 926 - 5th Avenue S.W.

Calgary, Alberta T2P 0N7

Telephone: (403) 984 - 6342

Facsimile: (403) 984 - 6343

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MegaWest Energy Corp. (the "Company") will be held at 10:00 a.m. (Calgary time) on Monday, October 29, 2007, in the Cardium Room at the Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta, for the following purposes:

1.	to receive the audited financial statements of the Company for the fiscal year ended April 30, 2007, and accompanying report of the auditors;
2.	to set the number of directors of the Company for the ensuing year at six;
3.

to elect George T. Stapleton, II, George Orr, R. William Thornton, Brad Kitchen, Brian J. Evans and Dr. Gail Bloomer as the directors of the Company to serve until the next annual general meeting of the Company;

4.

to ratify the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ended April 30, 2007 and to re-appoint KPMG LLP as the auditors of the Company for the fiscal year ending April 30, 2008 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors for the fiscal year ending April 30, 2008;

5.

to consider and, if thought fit, to pass, with or without variation, a special resolution in substantially the form attached to the Information Circular accompanying this Notice of Meeting to approve the continuance of the Company under the Business Corporations Act (Alberta) and to amend the Articles of the Company accordingly;

6.

to consider and, if thought fit, to pass a special resolution in the form attached to the Information Circular accompanying this Notice of Meeting to confirm the adoption of By-law No. 1 pursuant to the continuance of the Company under the Business Corporations Act (Alberta); and

7.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The board of directors of the Company has fixed September 24, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at their offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (facsimile: (604) 689 – 8144) prior to 10:00 a.m. (Vancouver time) on Thursday, October 25, 2007, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 29th day of September, 2007.

By Order of the Board of

MEGAWEST ENERGY CORP.

/s/ George T. Stapleton, II

George T. Stapleton, II

President and Chief Executive Officer

MEGAWEST ENERGY CORP.

Notice of Annual and Special General Meeting of Shareholders

and

Management Information Circular

for

Annual and Special General Meeting of Shareholders

to be held on October 29, 2007

September 29, 2007

TABLE OF CONTENTS

GENERAL PROXY INFORMATION			1
	appointment of Proxyholders and Revocation of Proxies		1
	Exercise of Discretion by Proxyholders		2
	Signing of Proxy		2
	Voting of Common Shares – Advice to Beneficial Holders of Common Shares		2

INFORMATION RESPECTING MEGAWEST ENERGY CORP.			3
	Voting Securities and Principal Holders of Voting Securities		3
	Fixing of Number of Directors and Election of Directors		3
	Statement of Executive Compensation		6
	Compensation of Directors		10
	Indebtedness of Directors and Executive Officers		11
	Securities Authorized for Issuance under Equity Compensation Plans		11
	Appointment of Auditor		12
	Audit Committee Disclosure		13
	Composition of the Committee		14
	Authority		15
	Reporting		15
	Relevant Education and Experience		15
	Audit Committee Oversight		15
	Reliance on Certain Exemptions		15
	Pre-Approval Policies and Procedures		15
	External Auditor Service Fees (By Category)		15
	Exemption		16
	Corporate Governance Disclosure		16
	Interest of Certain Persons or Companies in Matters to be Acted Upon		18
	Interest of Informed Persons in Material Transactions		18
	Material Contracts		18

PARTICULARS OF MATTERS TO BE ACTED UPON			18
	Continuance of the Company under the Business Corporations Act (Alberta)		18
	Adoption of By-Laws		23

ADDITIONAL INFORMATION			24

OTHER MATTERS			24

APPROVAL OF THE BOARD OF DIRECTORS			24

SCHEDULE A	-	Notice of Change of Auditor and Response Letters

SCHEDULE B	-	Special Resolution of Shareholders concerning Continuance under the Business Corporations Act (Alberta)

SCHEDULE C	-	Dissent Proceedings

SCHEDULE D	-	By-Law No. 1 and By-Law No. 2

MEGAWEST ENERGY CORP.

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at September 24, 2007 and all amounts are in Canadian dollars, unless otherwise noted)

GENERAL PROXY INFORMATION

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Notice") and is furnished to shareholders holding common shares in the capital of MegaWest Energy Corp. (the "Company") in connection with the solicitation by the management of the Company of proxies to be voted at the annual and special general meeting (the "Meeting") of shareholders to be held at 10:00 a.m. (Calgary time) on Monday, October 29, 2007, in the Cardium Room at the Petroleum Club, 319 – 5th Avenue SW, Calgary, Alberta or at any adjournment or postponement thereof. It is expected that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally, by telephone or by other means of communication by the directors, officers and regular employees of the Company, who will not be specifically remunerated therefore. The cost of the solicitation of proxies will be borne by the Company.

Appointment of Proxyholders and Revocation of Proxies

The persons named in the accompanying form of proxy are officers and/or directors of the Company and are nominees of the Company’s management. A shareholder has the right to appoint a person to represent the shareholder at the Meeting, other than the person or persons designated in the form of proxy furnished by the Company. If you do not wish to appoint any of the persons named in the form of proxy you should strike out their names and insert in the blank space provided the name of the person you wish to act as your proxyholder. This person need not be a shareholder of the Company. A form of proxy will not be valid unless it is deposited at the offices of the Company's registrar and transfer agent, Pacific Corporate Trust Company, at their offices located at 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (facsimile: (604) 689 - 8144) prior to 10:00 a.m. (Vancouver time) on Thursday, October 25, 2007, or at least 48 hours (excluding Saturdays, Sundays and holidays in the Province of British Columbia) before the time of the Meeting, or any adjournment thereof.

A shareholder who has submitted a form of proxy may revoke it by an instrument in writing signed by the shareholder or by an authorized attorney, or, if the shareholder is a corporation, by a duly authorized officer, provided such instrument is deposited either: (a) at the offices of Pacific Corporate Trust Company in the matter described above, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (b) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, a form of proxy may be revoked: (a) by the shareholder personally attending at the Meeting and voting the securities represented thereby or, if the shareholder is a corporation, by an authorized representative of that corporation attending at the Meeting and voting such securities; or (b) in any other manner permitted by law.

The foregoing information respecting appointment of proxyholders and revocation of proxies is generally applicable only to registered shareholders, being persons who are named as holders of common shares on the register of shareholders maintained on behalf of the Company by its registrar and transfer agent. Shareholders who hold their common shares through an intermediary/broker and not in their own names ("Beneficial Shareholders") are not entitled, as such, to vote at the Meeting through a proxy. Regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of the Meeting. Beneficial Shareholders should carefully follow the instructions of their intermediary/broker, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting. Detailed information regarding the voting rights of Beneficial Shareholders is set out in "Voting of Common Shares - Advice to Beneficial Holders of Common Shares" below in this Information Circular.

Exercise of Discretion by Proxyholders

The management designees named in the accompanying form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the directions of the shareholder appointing them, on any ballot that may be called for the Meeting. IN THE ABSENCE OF SUCH DIRECTIONS, THE COMMON SHARES WILL BE VOTED FOR: (A) THE RECEIPT OF AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED APRIL 30, 2007; (B) THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE AUDITORS OF COMPANY FOR THE FISCAL YEAR ENDED APRIL 30, 2007 AND THE RE-APPOINTMENT OF KPMG LLP AS THE AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING APRIL 30, 2008, AND THE AUTHORIZATION OF THE DIRECTORS OF THE COMPANY TO FIX THE REMUNERATION TO BE PAID TO THE AUDITORS FOR THE FISCAL YEAR ENDING APRIL 30, 2008; (C) THE FIXING OF THE NUMBER OF DIRECTORS OF THE COMPANY AT SIX (6); (D) THE ELECTION OF GEORGE T. STAPLETON, II, GEORGE ORR, R. WILLIAM THORNTON, BRAD KITCHEN, BRIAN J. EVANS AND DR. GAIL BLOOMER AS DIRECTORS OF THE COMPANY; (E) THE APPROVAL OF THE CONTINUANCE OF THE COMPANY OUT OF BRITISH COLUMBIA AND INTO ALBERTA; AND (F) THE ADOPTION OF BY-LAW NO. 1 AND BY-LAW NO. 2 PURSUANT TO THE CONTINUANCE OF THE COMPANY UNDER THE BUSINESS CORPORATIONS ACT (ALBERTA), ALL AS DESCRIBED IN THIS INFORMATION CIRCULAR. THE ACCOMPANYING FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OF OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING. AS OF THE DATE HEREOF, MANAGEMENT OF THE COMPANY KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING.

Signing of Proxy

The form of proxy must be signed by the shareholder or the shareholder’s duly appointed attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer. A form of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Company).

Voting of Common Shares - Advice to Beneficial Holders of Common Shares

The information set out in this Section is of significant importance to you if you do not hold common shares in your own name. Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and the United States. Broadridge typically prepares a machine-readable voting instruction form which is mailed to Beneficial Shareholders and asks for appropriate voting instructions. Beneficial Shareholders are requested to return the voting instruction forms to Broadridge by mail or facsimile, or otherwise communicate voting instructions to Broadridge (by way of telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting - the proxy must be returned to Broadridge (or instructions respecting the voting of shares otherwise communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as a proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

INFORMATION RESPECTING MEGAWEST ENERGY CORP.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As of September 24, 2007, a total of 74,936,050 common shares are issued and outstanding, each of which carries the right to one vote. No preferred shares are issued or outstanding.

Only registered shareholders as of the close of business on September 24, 2007, the record date determined by the directors of the Company, are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the issued and outstanding common shares of the Company.

As of September 24, 2007, the total number of common shares owned or controlled by management and the directors of the Company and their associates and affiliates was 5,259,663 common shares, representing 7% of the issued and outstanding common shares. On a fully-diluted basis, management and the directors of the Company and their associates and affiliates owned or control approximately 19% of the total issued and outstanding shares plus potential shares to be issued through the exercise or conversion of stock options, warrants and exchange shares.

Fixing of Number of Directors and Election of Directors

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are elected or appointed. On December 21, 2006, the directors of the Company appointed an additional director, R. William Thornton and on February 19, 2007, the directors of the Company appointed, and the shareholders elected, two additional directors, Brian J. Evans and Dr. Gail Bloomer. The board of directors of the Company currently consists of George T. Stapleton, II, George Orr, R. William Thornton, Brad Kitchen, Brian J. Evans and Dr. Gail Bloomer.

The number of directors of the Company is currently fixed at six. The board of directors proposes that the number of directors remain at six. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR

THE FIXING OF THE NUMBER OF DIRECTORS AT SIX, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The number of directors of the Company be fixed at six; and
2.

Any director or officer of the Company be, and is hereby, authorized for and on behalf of the Company to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Company or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

The following table sets forth the names of the persons proposed to be nominated for election as directors:

Name and Place of Residence	Office Held and Period Served as a Director	Principal Occupation During the Last Five Years	Common Shares Beneficially Owned (1)(2)
George T. Stapleton, II(4) Sugar Land, Texas, USA	President, Chief Executive Officer and a director since December 21, 2006	Director and officer of non-conventional oil and gas companies	2,149,663(5)
George Orr(3)(4) Surrey, British Columbia, Canada	Chief Financial Officer, Treasurer and a director since December 21, 2006	Consulting accountant to numerous public and private companies	450,000
R. William Thornton(4) Calgary, Alberta, Canada	Director since December 21, 2006 and Chief Operating Officer since January 1, 2007	Senior executive of companies focused on enhanced recovery of heavy oil	2,600,000
Brad Kitchen(3) Vancouver, British Columbia, Canada	Director since February 19, 2003	Corporate finance consultant to small to medium private and public companies	-
Brian J. Evans(3)(4) Calgary, Alberta, Canada	Director since February 19, 2007	Executive director of the Werklund Group, a private investment group since August 2006 and prior to that, a partner with Miller Thomson LLP, a national law firm	10,000
Dr. Gail Bloomer Spring, Texas, USA	Director since February 19, 2007	Geological advisor and development consultant regarding all types of oil fields	Nil

Notes:

(1)	Information as to common shares beneficially owned or controlled has been provided by the respective directors and nominees.
(2)

Common shares beneficially owned does not include stock options or warrants that may be held by each Director as described below in "Statement of Executive Compensation" and "Compensation of Directors".

(3)	Member of the Company’s Audit Committee.
(4)	Member of the Company’s Corporate Governance and Human Resources Committee.
(5)

In addition to the common shares beneficially owned, Mr. Stapleton beneficially owns 45,000 class B exchange shares of the Company’s subsidiary, MegaWest Energy (USA) Corp., acquired in connection with the acquisition of Trinity Sands Energy LLC that are exercisable into 4,500,000 common shares. Further, Mr. Stapleton may receive an additional 376,680 common shares held in escrow in connection with the acquisition of Deerfield Energy LLC.

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

While management does not contemplate that any of the nominees will be unable to serve as a director, the management representative(s) designated in the proxy shall have the discretionary authority to vote for the election of any other person as director in the event that any of the nominees is unable to serve as a director.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION, AS DIRECTORS, OF GEORGE T. STAPLETON, II, GEORGE ORR, R. WILLIAM THORNTON, BRAD KITCHEN, BRIAN J. EVANS AND DR. GAIL BLOOMER, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

Each of George T. Stapleton, II, George Orr, R. William Thornton, Brad Kitchen, Brian J. Evans and Dr. Gail Bloomer be elected as directors of the Company until the next annual general meeting of the shareholders; and

2.

Any director or officer of the Company be, and is hereby, authorized for and on behalf of the Company to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Company or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

Corporate Cease Trade Orders and Bankruptcies

Save as hereinafter disclosed, no director or proposed director of the Company is, or within the ten years prior to the date of this Information Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Cease Trade Orders and Bankruptcies

Except as otherwise disclosed herein, no director of proposed director has been subject to any penalties or sanctions imposed by a securities regulatory authority or has entered into a settlement agreement with a regulatory authority. In November 2001, the British Columbia Securities Commission sanctioned George Orr for failing to file insider reports in a timely manner. The Commission denied Mr. Orr access to the securities markets for six months, except to trade on his own account, and ordered Mr. Orr to pay an administrative penalty of $3,000. The Commission did not impose any sanctions on Mr. Orr's ability to act as an officer or director of reporting issuers.

No director or proposed director of the Company has, within the ten years prior to the date of this Information Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Statement of Executive Compensation

The following table provides a summary of the compensation earned in respect of the last three fiscal years, each ended April 30, by any individual who:

(a)	served as Chief Executive Officer or Chief Financial Officer of the Company during the most recently completed fiscal year;
(b)

each of the most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers as at the end of the most recently completed fiscal year, and whose salary and bonus exceeds $150,000 per year; and

(c)

any additional individuals for whom disclosure would have been provided under (b) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year (each a "Named Executive Officer"):

Name and Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compen-sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Options (1)/ SARs (2) Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP (3) Payouts (#)
George T. Stapleton, II President, Chief Executive Officer and Director(4)	2007 2006 2005	$89,333 N/A N/A	$335,000 N/A N/A	- N/A N/A	1,500,000(5)(18) N/A N/A	- N/A N/A	- N/A N/A	-(5) N/A N/A
George Orr Chief Financial Officer, Treasurer and Director(6)	2007 2006 2005	$46,000 N/A N/A	- N/A N/A	- N/A N/A	1,500,000(7) (18) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
R. William Thornton Chief Operating Officer and Director(8)	2007 2006 2005	$83,333 N/A N/A	$295,000 N/A N/A	- N/A N/A	1,500,000(9)(18) N/A N/A	- N/A N/A	- N/A N/A	-(10) N/A N/A
Gerry Hampshire Vice President, Exploitation(11)	2007 2006 2005	$46,860 N/A N/A	- N/A N/A	- N/A N/A	600,000(12) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
David Sealock Vice President, Corporate Services and Secretary(13)	2007 2006 2005	$42,188 N/A N/A	- N/A N/A	- N/A N/A	600,000(14) N/A N/A	- N/A N/A	- N/A N/A	- N/A N/A
Kevin R. Hanson (former President and Chief Executive Officer)(15)	2007 2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	87,608 (16) 26,797(16) 23,926(16)

Roy Brown (former Chief Financial Officer and Secretary(17)	2007 2006 2005	- - -	- - -	- - -	- - -	- - -	- - -	- - -

Notes:

(1)	"Options" includes all options, share purchase warrants and rights granted by the Company as compensation for employment services or office.
(2)

"SAR" or "stock appreciation right" means a right granted by the Company, as compensation for employment services or office, to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company’s publicly traded securities.

(3)

"LTIP" or "long term incentive plan" means a plan that provides compensation intended to motivate performance over a period greater than one fiscal year, but does not include Option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

(4)	George T. Stapleton, II was appointed President and Chief Executive Officer of the Company on December 21, 2006.
(5)

Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share that were exercised on March 23, 2007.

(6)	George Orr was appointed Chief Financial Officer and Treasurer of the Company on December 21, 2006.
(7)

Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share exercisable until December 21, 2011.

(8)	R. William Thornton was appointed Chief Operating Officer of the Company on January 1, 2007.
(9)	Represents 1,000,000 stock options exercisable at a price of US$0.50 per share until January 5, 2011 and 500,000 stock options exercisable at a price of US$0.10 per share until December 21, 2011.
(10)

On December 21, 2006, 10,000,000 assignable warrants (exercisable for common shares at US$0.10 per share for a period of six months after vesting) were issued to Endurance Energy Consulting Ltd., a private company controlled by R. William Thornton, which warrants vest if the Endurance incentive warrant holders collectively bring a project of merit (i.e. a project with a potential economic value of at least US$10,000,000) to the directors of our company by January 15, 2009. Subsequent to April 30, 2007, Endurance Energy Consulting Ltd. has assigned 8,250,000 of these warrants.

(11)	Gerry Hampshire was appointed Vice President, Exploitation of the Company on January 8, 2007.
(12)	Represents 600,000 stock options exercisable a price of US$0.50 per share until January 8, 2011.
(13)	David Sealock was appointed Vice President, Corporate Services of the Company on January 8, 2007 and Secretary of the Company on March 12, 2007.
(14)	Represents 600,000 stock options exercisable at a price of US$0.50 per share until January 8, 2011.
(15)	Kevin Hanson resigned as President and Chief Executive Officer on December 21, 2006.
(16)

The Company incurred accounting fees and office costs charged by Amisano Hanson, Chartered Accountants, being a partnership controlled by Kevin Hanson and Terry Amisano, two former directors of the Company, of $87,608 in the year ended April 30, 2007 (2006 - $26,797; 2005 - $23,926).

(17)	Roy Brown resigned as Secretary and Chief Financial Officer on December 21, 2006.
(18)	Of the total options granted to the respective individual, 500,000 were awarded for the role as director.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the most recently completed fiscal year.

Options Granted During the Year Ended April 30, 2007

The following stock options were granted to the Named Executive Officers during the most recently completed fiscal year:

Name	Securities, under Options/ SARs Granted	Percent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/common share)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/common share)	Expiration Date
George T. Stapleton, II	1,000,000	14.8%	US$0.50	US$0.50	January 5, 2011
	500,000		US$0.10	US$0.10	Exercised March 23, 2007
George Orr	1,000,000	14.8%	US$0.50	US$0.50	January 5, 2011
	500,000		US$0.10	US$0.10	December 21, 2011
R. William Thornton	1,000,000	14.8%	US$0.50	US$0.50	January 5, 2011
	500,000		US$0.10	US$0.10	December 21, 2011
Gerry Hampshire	600,000	5.9%	US$0.50	US$0.50	January 8, 2011
David Sealock	600,000	5.9%	US$0.50	US$0.50	January 8, 2011

Aggregated Options Exercised During the Year Ended April 30, 2007 and Year-End Option Values

The value of the unexercised Options or SARs held by each Named Executive Officer, based upon a closing price for the Company’s shares of US$2.00 on April 30, 2007, is as follows:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at April 30, 2007		Value of Unexercised in-the- money Options/SARs at April 30, 2007(2)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
George T. Stapleton, II	500,000	$1,245,000	1,000,000	-	$1,675,350	-
George Orr	-	-	1,500,000	-	$2,735,350	-
R. William Thornton	-	-	1,500,000	-	$2,735,350	-
Gerry Hampshire	-	-	150,000	450,000	$251,250	$753,750
David Sealock	-	-	150,000	450,000	$251,250	$753,750
Kevin R. Hanson (former President and Chief Executive Officer)(3)	-	-	-	-	-	-
Roy Brown (former Chief Financial Officer and Secretary(4)	-	-	-	-	-	-

Notes:

(1)

"Aggregate Value Realized" is calculated by determining the difference between the market value of the securities underlying the options or SARs at the date referred to and the exercise price of the options or SARs and is not necessarily indicative of the value (i.e. loss or gain) actually realized by the Named Executive Officers.

(2)

"in-the-money Options" means the excess of the market value of the Company’s shares on April 30, 2007 over the exercise price of the options. The Company’s shares trade on the Over-the-Counter-Bulletin Board in the United States. The last trade on April 30, 2007 was as US$2.00 per share. Therefore, these calculations are based upon the trading price of US$2.00 per share.

(3)	Kevin Hanson resigned as President and Chief Executive Officer on December 21, 2006. All of Kevin Hanson’s unexercised options have since expired.
(4)	Roy Brown resigned as Secretary and Chief Financial Officer on December 21, 2006.

Defined Benefit or Actuarial Plans

The Company does not have in place any pension or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation).

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has entered into an executive employment agreement made effective as of December 15, 2006 with R. William Thornton, whereby it has agreed to employ Mr. Thornton as its Chief Operating Officer as of January 1, 2007. Pursuant to the agreement, Mr. Thornton will receive an annual salary of $250,000 and bonuses as may be determined by the Company’s board of directors. Upon execution of the agreement, the Company paid Mr. Thornton a signing bonus in the amount of US$250,000. Mr. Thornton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at the Company's expense. If Mr. Thornton's employment is terminated for just cause or by Mr. Thornton without constructive dismissal, the Company will pay to Mr. Thornton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Thornton's employment is terminated by the Company without just cause or by Mr. Thornton for constructive dismissal, then in addition to the foregoing amounts, Mr. Thornton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of the Company's stock plan, all stock options held by Mr. Thornton will automatically vest. Additionally, in the event of a change of control of the Company, it and/or Mr. Thornton may terminate Mr. Thornton's employment with the Company, on which event, it will pay to Mr. Thornton the termination payments set out above. As part of the agreement Mr. Thornton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share that expire December 21, 2011.

The Company entered into an executive employment agreement with George T. Stapleton, II, whereby it has agreed to employ Mr. Stapleton as its Chief Executive Officer as of January 1, 2007. Pursuant to the agreement, Mr. Stapleton will receive an annual salary of US$240,000 and performance bonuses as may be determined by the Company’s board of directors. As part of the agreement, the Company paid Mr. Stapleton a signing bonus in the amount of US$300,000. Mr. Stapleton will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at the Company's expense. If Mr. Stapleton's employment is terminated for just cause or by Mr. Stapleton without constructive dismissal, the Company will pay to Mr. Stapleton the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and all outstanding vacation pay and expense reimbursements. If Mr. Stapleton's employment is terminated by the Company without just cause or by Mr. Stapleton for constructive dismissal, then in addition to the foregoing amounts, Mr. Stapleton will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of the Company's stock plan, all stock options held by Mr. Stapleton will automatically vest. Additionally, in the event of a change of control of the Company, it and/or Mr. Stapleton may terminate Mr. Stapleton's employment with the Company, on which event, it will pay to Mr. Stapleton the termination payments set out above. As part of the agreement Mr. Stapleton was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011 and 500,000 common share stock options with an exercise price of US$0.10 per share which were exercised on March 23, 2007.

The Company entered into an executive employment agreement with George Orr, whereby the Company has agreed to employ Mr. Orr as its Chief Financial Officer as of January 2, 2007. Pursuant to the agreement, Mr. Orr will receive an annual salary of $138,000 and bonuses as may be determined by the Company’s board of directors. Mr. Orr will be entitled to coverage under Directors and Officers Liability Insurance and Errors and Omission Insurance (with a minimum cover of at least $2,000,000 per occurrence), all at the Company's expense. If Mr. Orr's employment is terminated for just cause or by Mr. Orr without constructive dismissal, the Company will pay to Mr. Orr the amount of his unpaid annual salary to and including the date of termination, any declared but unpaid bonus and expense reimbursements. If Mr. Orr's employment is terminated by the Company without just cause or by Mr. Orr for constructive dismissal, then in addition to the foregoing amounts, Mr. Orr will receive a severance payment in the amount of one year's annual salary plus $10,000 less applicable withholdings and deductions, in respect of lost benefits and notwithstanding any provisions of the Company's stock plan, all stock options held by Mr. Orr will automatically vest. Additionally, in the event of a change of control of the Company, it and/or Mr. Orr may terminate Mr. Orr's employment with the Company, on which event, it will pay to Mr. Orr the termination payments set out above. As part of the agreement Mr. Orr was granted 1,000,000 common share stock options with an exercise price of US$0.50 per share that expire January 5, 2011. As part of Mr. Orr's role as a director, the Company granted 500,000 common share stock options with an exercise price of US$0.10 per share that expire December 21, 2011.

Other than as provided in the Executive Employment Agreements with George T. Stapleton II, George Orr and R. William Thornton, the Company does not have in place a plan whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that Named Executive Officer’s resignation, retirement or other termination of employment, or in the event of a change of control of the Company or a change in Named Executive Officer’s responsibilities following such a change of control.

Compensation of Directors

No cash compensation was paid to any of the Company’s directors for services as a director during the year ended April 30, 2007. The Company has no formal arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Company’s board of directors. The Company’s board of directors may award special remuneration to any director undertaking any special services on the Company’s behalf, other than services ordinarily required of a director. No director received and/or accrued any compensation for his services as a director, including committee participation and/or special assignments for the year ended April 30, 2007.

The following table provides a summary of compensation paid by the Company during the year ended April 30, 2007 to its non-executive directors:

SUMMARY COMPENSATION TABLE
Name and Principal Position(1)	Annual Compensation		Long Term Compensation
	Cash	Special Remuneration	Securities Under Options/SARs Granted
Brad Kitchen	-	-	500,000(2)
Brian J. Evans	-	-	500,000(3)
Dr. Gail Bloomer	-	-	500,000(4)

Notes:

(1)	The compensation paid to the three executive directors is disclosed above in "Statement of Executive Compensation".
(2)

Represents 250,000 common share stock options granted effective December 21, 2006 at an exercise price of US$0.10 per share exercisable for a period of five years and 250,000 common share stock options granted effective March 7, 2007 at an exercise price of US$1.00 per share exercisable for a period of four years, all of which vest on the grant dates.

(3)	Represents 500,000 common share stock options granted effective February 20, 2007 at an exercise price of US$1.00 per share exercisable for a period for five years that vest on the grant date.
(4)

Represents 500,000 common share stock options granted effective January 15, 2007 at an exercise price of US$0.50 per share exercisable for a period of five years that vest on the grant date. Amount does not include 4,500,000 warrants (exercisable for shares of common stock at US$0.10 per share until January 15, 2009) issued to Gladrock Energy LLC, a private company controlled by Dr. Gail Bloomer, which vested in April 2007 when the Kentucky Reserves LLC acquisition closed. These warrants were issued as incentive to bring new projects to the company.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers or employees of the Company, proposed nominees for election to the board of directors of the Company or any associates of the foregoing are or, at any time since the beginning of the most recently completed fiscal year, have been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is or, at any time since the beginning of the most recently completed fiscal year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Securities Authorized for Issuance under Equity Compensation Plans

The Company adopted a formal written stock option plan for Canadian resident directors, senior officers, employees and consultants on August 24, 2004. The purpose of the plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified directors, officers, consultants and employees, to reward those persons from time to time for their contributions toward the long-term goals of the Company, and to enable and encourage such directors, officers, consultants and employees to acquire the Company’s common shares as long-term investments. The plan provides that stock options granted under the plan vest in the manner determined by the administrator appointed under the plan on the date of the grant. The price at which a stock option may be exercised is determined by the Company’s board of directors at the time of the grant. The plan also provides that the Company may not grant stock options to any person or that person's associates that will in aggregate, when exercised, exceed in any 12 month period 5 % of our issued and outstanding common shares.

As of February 19, 2007 and August 9, 2007, the Company’s Canadian stock option plan was amended and restated as follows: (a) to provide that the total number of common shares that may be issued upon the exercise of stock options issued under the plan plus the total number of common shares that may be issued upon the exercise of stock options issued under a stock option plan, dated January 5, 2007, for United States based employees cannot exceed 20 % of the total number of common shares issued and outstanding from time to time; (b) to set out the circumstances under which the number and class of shares issuable upon the exercise of a stock option will be adjusted; (c) to allow for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of the Company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (d) to set out how the exercise price of a stock option may be paid and specifically to provide for a (cashless) net exercise option; (e) to provide that the Company's obligation to issue shares upon the exercise of a stock option is dependant upon certain factors, including the compliance of the shares with any applicable laws; (f) to provide an option holder is responsible for the payment of any withholding taxes in respect of the exercise of a stock option; (g) to set out the discretion of the Company’s board of directors in respect of various matters concerning the interpretation of the plan and the granting and exercise of stock options and, specifically, the discretion to extend the expiry date of the stock options and to determine the price per share at which a stock option may be exercised; and (h) to correct minor typographical and grammatical errors and inconsistencies in the text of the plan.

As of January 5, 2007, the Company’s board of directors adopted a stock option plan for U.S. resident directors, senior officers, employees and consultants. The material terms of the plan are: (a) the number of common shares reserved for issuance under the plan is 20 % of the issued and outstanding common shares from time to time less the number of stock options granted under the Company’s Canadian stock option plan; (b) the plan is to be administered by the Company’s board of directors, except that the board of directors may, in its discretion, establish a committee composed of two or more members of the board or two or more other persons to administer the plan; (c) incentive stock options (stock options which qualify under Section 422 of the Internal Revenue Code of 1986 (United States) may be granted to any individual who, at the time the option is granted, is resident in the U.S. and who is an employee of the Company or any related corporation.; (d) non-qualified stock options (stock options that do not qualify under Section 422 of the Internal Revenue Code of 1986) may be granted to employees and to such other persons who are not employees as the plan administrator shall select, subject to any applicable laws; (f) the plan provides that, generally, the number of shares subject to each stock option, the exercise price, the expiry time, the extent to which such stock option is exercisable and other terms and conditions relating to such stock options will be determined by the board of directors of the Company or any committee to which such authority is delegated by the board from time to time; (g) the term of the stock options granted under the plan will not exceed ten years from the date of grant, provided that the term of the stock options will be reduced upon the death of an option holder or if an option holder ceases to be employed by or hold office with the Company; (h) the vesting of stock options granted under the plan will be in 25 % increments, beginning one year from the date of the grant, provided that the plan allows for the immediate vesting of all unexpired and unvested stock options in the event of a change of control of the Company and for the acceleration of the vesting of stock options at the discretion of the administrator appointed under the plan; (i) the exercise price of the stock options will be determined by the plan administrator in compliance with applicable laws, including the rules of an applicable stock exchange or national market system; and (j) the plan will terminate when all of the stock options, available for grant thereunder, have been granted or when the plan is otherwise terminated by the Company (provided that any stock options outstanding when the plan is terminated will remain in effect until they are exercised or expire).

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at September 24, 2007	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding options, warrants and rights outstanding)
Equity compensation plans approved by securityholders	10,339,000	US$0.71	4,648,210
Equity compensation plans not approved by securityholders
Incentive Warrants(1)	19,500,000	US$0.10	N/A
Consulting Warrants(2)	6,000,000	US$0.50	N/A
Unit Rights(3)	832,500	US$0.96	N/A
Total	36,671,500	US$0.37	4,648,210

Notes:

(1)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of US$0.10 per share for a period of six months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least US$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by January 15, 2009. To date, 9,000,000 of these warrants have vested.

(2)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share at an exercise price of US$0.50 per share and expire on January 5, 2009.

(3)

Represents rights to buy an additional 180,000 units under the same terms as the January 2007 US$0.50 private placement (unit includes one common share and one half common share purchase warrant exercisable at US$1.00 per share) and rights to buy a further 375,000 units under the same terms as the March 2007 US$1.00 per share private placement (unit includes one common share and one half common share purchase warrant exercisable at US$1.30 per share). These rights, including the underlying common share purchase warrants, expire between January 5, 2008 and March 1, 2008.

Copies of the Company’s stock option plans are available for review at the registered offices of the Company, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, during normal business hours up to and including the date of the Meeting.

Appointment of Auditor

On June 25, 2007, Morgan & Company, Chartered Accountants, Vancouver, British Columbia, notified the Company of its resignation as the auditors of the Company on its own initiative. Morgan & Company had been the auditors of the Company since August 3, 2000. Effective June 26, 2007, the board of directors appointed KPMG LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Company for the fiscal year ended April 30, 2007 and proposes to ask that the shareholders ratify such appointment and re-appoint KPMG LLP as auditors of the

Company to be effective until the close of the next annual meeting of the shareholders. Details of the fees paid to Morgan & Company and KPMG LLP for the last two financial years are set out below in this Information Circular under the heading "External Auditor Service Fees (By Category)".

There were no reportable events (disagreement, consultations or unresolved issues as described in section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) in connection with prior audits of the Company since April 30, 2005 and no such prior audits contained reservations.

The Company has filed a Notice of Change of Auditor since the date of the last annual meeting of the Company in 2006. Copies of the notice and the responses from Morgan & Company, as former auditors, and KPMG LLP, as successor auditors are attached to this Information Circular as Schedule "A".

Shareholders will be asked to vote for an ordinary resolution (in substantial the form set out below) to ratify the appointment of KPMG LLP, Chartered Accountants as auditors of the Company for the fiscal year ending April 30, 2007, to KPMG LLP as auditors of the Company until the end of the next annual meeting of the shareholders and to authorize the directors to fix their remuneration. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR: (A) THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY FOR FISCAL YEAR ENDED APRIL 30, 2007; AND (B) THE RE-APPOINTMENT OF KPMG AS AUDITORS OF THE COMPANY UNTIL THE END OF THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS, AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

The appointment effective June 26, 2007 of KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditors for the Company for the fiscal year ended April 30, 2007 be, and is hereby ratified, and KPMG LLP be, and is hereby, appointed as the auditors of the Company to hold office until the close of the next annual meeting of the shareholders of the Company at a remuneration to be fixed by the board of directors of the Company; and

2.

Any director or officer of the Company be, and is hereby, authorized for and on behalf of the Company to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Company or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

Audit Committee Disclosure

Pursuant to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), the Company is required to have an Audit Committee of its board of directors.

Audit Committee Charter

The text of the Company’s Audit Committee Charter is as follows:

"The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(d)	review and report to the board of directors of the Company on the following before they are published:
(i)	the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii)	the auditor’s report, if any, prepared in relation to those financial statements,
(e)	review the Company’s annual and interim earnings press releases before the Company publicly discloses this information,
(f)

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures,

(g)	recommend to the board of directors:
(i)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and
(ii)	the compensation of the external auditor,
(h)

oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(i)

monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(j)	monitor the management of the principal risks that could impact the financial reporting of the Company,
(k)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,
(l)	pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor,
(m)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and
(n)

with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company’s board of directors, a majority of whom will be independent. Independence of the Board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the Company which, in the view of the board of directors, could reasonably interfere with the exercise of a member’s independent judgment.

All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

As of the date of this Information Circular, the following are the members of the Audit Committee:

George Orr	Not Independent	Financially literate
Brad Kitchen	Independent	Financially literate
Brian J. Evans	Independent	Financially literate

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors.

The committee has the authority to communicate directly with and to meet with the external auditor and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

(a)	reporting to the board of directors on the proceedings of each committee meeting and on the committee’s recommendations at the next regularly scheduled directors’ meeting; and
(b)	reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F2 in any management information circular prepared by the Company."

Relevant Education and Experience

George Orr is a chartered accountant and has several years experience consulting to public and private companies for accounting, reporting and administrative requirements.

Brad Kitchen is a corporate finance consultant with more than 11 years investment banking experience and has held executive officer positions with several public companies.

Brian Evans was a partner and associate counsel with a national Canadian law firm and is a director of several public companies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemption in Section 2.4 (De Minimis Non-audit Services) of MI 52-110 , or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

Pursuant to paragraph (i) of the Audit Committee Charter above, the Audit Committee must review and pre-approve all non-audit services provided by the Company’s external auditors.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ended April 30,	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2007 (KPMG LLP)	$85,000	-	-	-
2006 (Morgan & Company)	$5,200	-	-	-

Note:

1.	"Tax Fees" include fees paid to the Company’s external auditors for tax compliance and tax planning advice.

Exemption

The Company is relying on the exemption provided by Section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

Corporate Governance Disclosure

National Instrument 58-101 - Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201 – Corporate Governance Guidelines. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company’s approach to corporate governance is set out below.

Board of Directors

The Guidelines suggest that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company.

Of the current directors, Brad Kitchen, Brian J. Evans and Dr. Gail Bloomer are "independent" in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. George T. Stapleton, II is the President and Chief Executive Officer of the Company, George Orr is the Chief Financial Officer and Treasurer of the Company and R. William Thornton is the Chief Operating Officer of the Company. As a result, none of George T. Stapleton, II, George Orr and R. William Thornton are independent.

Of the proposed nominees, each of George T. Stapleton, II, George Orr and R. William Thornton is an "insider" or management director (as a result of being an executive officer of the Company) and accordingly such persons are not considered to be "independent" within the meaning of MI 52-110.

The Chair of the board of directors is George T. Stapleton, II.

Directorships

The following directors and proposed nominees for election as directors of the Company are directors of other reporting issuers:

George T. Stapleton, II:	Valcent Products Inc.
George Orr:	Valcent Products Inc.
Brad Kitchen:	Yankee Hat Minerals Ltd. and Eagle Hill Exploration Corporation
Brian J. Evans:	CCS Income Trust, CCS Inc. and Tusk Energy Corporation

Orientation and Continuing Education

The board of directors does not have any formal policies with respect to the orientation of new directors nor does it take any measures to provide continuing education for the directors. At this stage of the Company’s development, the board does not feel it necessary to have such policies or programs in place.

Ethical Business Conduct

To date, the board of directors has not adopted a formal written Code of Business Conduct and Ethics, but it should be noted that a written Code of Business Conduct and Ethics is in the final stages of review and will be implemented this calendar year. However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the board of directors to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the board of directors anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination and Assessment

The board of directors selects new nominees for election to the board from those persons recruited by the current directors. The recruitment process involves both formal and informal discussions among board members and the Chief Executive Officer. The board monitors, but does not formally assess, the performance of individual directors and their contributions.

The board of directors does not, at present, have a formal process in place for assessing the effectiveness of the board as a whole, its committees or individual directors. Based on the Company’s size and its stage of development, the board considers a formal assessment process to be inappropriate at this time.

Compensation

The quantity and quality of the board of directors compensation is reviewed on an annual basis. At present, the board is satisfied that the current compensation arrangements, which for the year ended April 30, 2007 consist solely of incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of the Company. The number of options to be granted is determined by the board of directors as a whole, which allows the independent directors to have input into compensation decisions.

The board of directors will appoint a Compensation Committee, which will be responsible for overseeing the Company's compensation plan, evaluating the performance of the Chief Executive Officer and other executive officers of the Company in light of the objectives of the Company's compensation and benefit plans and making recommendations to the board of directors with respect to the compensation of all directors and executive officers of the Company.

The responsibilities, powers and operation of the Committee will be formalized in a policy that is in the final stages of review and will be implemented this calendar year. To date, the Corporate Governance and Human Resources Committee has overseen the Company’s compensation matters.

Other Board Committees

At the present time, the only standing committees of the board of directors are the Audit Committee and the Corporate Governance and Human Resources Committee. As the Company grows, and its operations and management structure became more complex, the board of directors expects it will constitute additional formal standing committees, such as an executive committee and nominating committee, and will ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Of the members of the Corporate Governance and Human Resources Committee, George T. Stapleton, II (the Company’s President and Chief Executive Officer), George Orr (the Company’s Chief Financial Officer and Treasurer) and R. William Thornton (the Company’s Chief Operating Officer) are not considered independent. Brian J. Evans is considered to be independent.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as disclosed herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of management:

(a)	any director or senior officer of the Company since the beginning of the Company’s last completed fiscal year;
(b)	each proposed nominee for election as a director of the Company; and
(c)	any associate or affiliate of any of the foregoing persons.

Interest of Informed Persons in Material Transactions

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than 10 % of the voting rights attached to the common shares outstanding (an "Insider"); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

Management Contracts

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Continuance of the Company under the Business Corporations Act (Alberta)

Introduction

The Company is currently organized under the Business Corporations Act (British Columbia) (the "BCBCA"). The Company's board of directors proposes to continue (the "Continuance") the Company out of British Columbia and into Alberta under the Business Corporations Act (Alberta) (the "ABCA") .

The Company has during the past fiscal year, moved its head office to Calgary, Alberta. In the process of continuing, it is proposed that the articles of continuance be adopted which will change where the registered office of the Company is located from British Columbia to Alberta. The Continuance, if approved, will effect a change in the legal domicile of the Company as of the effective date and time thereof and will affect the rights of shareholders as they currently exist under the BCBCA. Management of the Company is of the view that the ABCA will provide shareholders with substantively the same rights as are available to shareholders under the BCBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions, and is consistent with corporate legislation in most other Canadian jurisdictions and that shareholders will not be adversely affected by the Continuance. However, shareholders should consult their legal advisors regarding implications of the Continuance which may be of particular importance to them.

Upon the Continuance becoming effective, shareholders will continue to hold one common share of the Company for each one common share of the Company currently held. The principal attributes of the common shares of the Company after Continuance will be identical to the corresponding shares of the Company prior to the Continuance other than differences in shareholders' rights under the ABCA and the BCBCA, a summary of which is provided below.

The directors and officers of the Company immediately following the Continuance will be identical to the directors and officers of the Company immediately prior to the Continuance. As of the effective date of the Continuance, the election, duties, resignations and removal of the Company's directors and officers shall be governed by the ABCA, the proposed articles of continuance and such form of by-laws as are adopted by the directors of the Company.

Procedure

Under the BCBCA, in order to effect the Continuance of the Company from British Columbia into Alberta, the Company must obtain the approval of its shareholders by way of special resolution under the BCBCA, being a resolution passed by not less than 3/4 of the votes cast in person or by proxy at the Meeting. The Company must also make a written application to the British Columbia Registrar of Companies for consent to continue. The Company intends to obtain the consent of the Registrar of Companies to the Continuance prior to the Meeting. If the Continuance Resolution is passed, after the Meeting the Company intends to file the aforesaid consent along with the articles of continuance and other prescribed documents under the ABCA with the Registrar of Companies under the ABCA to obtain a Certificate of Continuance. Pursuant to the BCBCA, the Company is deemed to cease to be a corporation within the meaning of the BCBCA on and after the date on which it is deemed to be continued under the laws of the ABCA pursuant to the issuance of the Certificate of Continuance from the Registrar of Companies under the ABCA.

Notwithstanding the Continuance of the Company from British Columbia into Alberta, the BCBCA and the ABCA provide that all the rights of creditors of the Company against the Company's property, rights and assets and all liens on the Company's property, rights and assets are unimpaired by the Continuance.

All debts, contracts, liabilities and duties of the Company continue to attach to the Company upon being continued under the ABCA and continue to be enforceable against it as if the Company had remained incorporated under the BCBCA as well as any existing cause of action, claim or legal proceeding against the Company.

Accordingly, the shareholders will be asked to pass, with or without variation, the Continuance Resolution at the Meeting (being approval by 3/4 of the votes cast in person or by proxy at the meeting) in substantially the form as set out in Schedule "C" attached hereto.

Holders of common shares have the right to dissent to the Continuance under Section 238 of the BCBCA.

However, if the Company anticipates any substantial cost to it as a result of the exercise of dissent rights, it may not proceed with the Continuance.

Continuance - Corporate Governance Differences

The following is a summary of certain differences between the BCBCA and ABCA. This summary is not an exhaustive review of the two statutes and is of a general nature only. This summary is not intended to be, and should not be construed to be, legal advice to any particular shareholder and, accordingly, such holder should consult its own legal advisor with respect to how the Continuance may affect such holder.

Directors

At least 1/4 of directors of a corporation incorporated under the ABCA must be resident Canadians. By contrast, there are no residency requirements for directors of a corporation organized under the BCBCA.

Under the ABCA, directors may be removed by ordinary resolution whereas under the BCBCA, directors may be removed by a special resolution or, if the articles of a corporation otherwise provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified.

Place of Meetings

The ABCA provides that meetings of shareholders must be held in Alberta, unless the by-laws provide otherwise. Under the BCBCA, meetings may be held outside British Columbia if the location is provided for in the articles, or the articles do not restrict the corporation from approving a location outside British Columbia and the location is approved by the resolution required by the articles for that purpose, if any, or otherwise by ordinary resolution, or the location of the meeting is approved in writing by the British Columbia Registrar of Companies before the meeting is held.

Ability to Set Necessary Levels of Shareholder Consent

Under the BCBCA, a corporation, in its articles, can establish levels for various shareholder approvals (other than those prescribed by the BCBCA). The percentage of votes required for a special resolution can be specified in the articles and may be no less than 2/3 and no more than 3/4 of the votes cast. The ABCA does not provide for flexibility on shareholder approvals, which are either ordinary resolutions passed by a majority of the votes cast or, where specified in the ABCA, special resolutions which must be passed by 2/3 of the votes cast.

Shareholders’ Proposals

A shareholder of a corporation incorporated under the ABCA who is entitled to vote may submit notice of a shareholder proposal. The BCBCA includes a more detailed regime for shareholder proposals than the ABCA. For example, a person submitting a proposal under the BCBCA must have been a registered owner or beneficial owner of one or more shares carrying the right to vote at general meetings and must have owned such shares for an uninterrupted period of at least two years before the date of signing the proposal. In addition, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of: (a) at least 1% of the issued shares of the corporation that carry the right to vote at general meetings; or (b) shares with a fair market value exceeding an amount prescribed by regulation (currently $2,000).

Sale of Undertaking

Under the ABCA, the sale by a corporation of all or substantially all of its assets, outside the ordinary course of business, is permitted only if authorized by special resolution. Under the BCBCA, the sale, lease or disposition by a corporation of all or substantially all of its undertaking, outside the ordinary course of business, is permitted only if authorized by a special resolution. Unlike the ABCA, however, the BCBCA exempts disposition by way of security interest, certain limited leases and certain transactions involving affiliates.

Dissent Rights

The ABCA provides that shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such shareholders at the fair value of such shares. This dissent right is available where a corporation proposes to: (a) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of any class of shares; (b) amend its articles to add, change or remove any restrictions on business or businesses that the Company may carry on; (c) enter into certain statutory amalgamations; (d) continue out of the jurisdiction; and (e) sell, lease or exchange all or substantially all of its property.

The BCBCA provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the ABCA and some of the circumstances in which the right to dissent arises are different.

Oppression Remedy

Under the ABCA, a shareholder, former shareholder, director, former director, officer or former officer and certain creditors of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order the court thinks fit where, in respect of a corporation or any of its affiliates, any act or omission effects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

Pursuant to Section 227 of the BCBCA, a shareholder (which term includes any person whom the court considers to be an appropriate person to make an application under Section 227) of a corporation has the right to apply to the court for an order under Section 227 on the grounds that the affairs of the corporation are being or have been conducted, or that the powers of the directors are being exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or that some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more shareholders, including the applicant. In response to such an application, the court may make such order as it considers appropriate, including an order to direct or prohibit any act proposed by the corporation.

Derivative Actions

Pursuant to Section 232 of the BCBCA, a shareholder (which term includes any person whom the court considers to be an appropriate person to make an application under Section 232 of the BCBCA) or director of a corporation may, with leave of the court, and after having made reasonable efforts to cause the directors of the corporation to prosecute a legal proceeding, prosecute such proceeding in the name of and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such right, duty or obligation.

There is a similar right of a shareholder or director, with leave of the court, and in the name and on behalf of the corporation, to defend a legal proceeding brought against the corporation.

The ABCA contains similar provisions for derivative actions but the right to bring a derivative action is available to a broader group. In addition to shareholders and directors, the right under the ABCA is available to former shareholders, former directors, officers, former officers, any affiliate of the foregoing, and any person who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action.

Status as an Alberta Corporation

As a British Columbia corporation, the Company's charter documents consist of notice of articles and articles and any amendments thereto to date. Upon the completion of the Continuance, the Company will cease to be governed by the BCBCA and will thereafter be deemed to have been formed under the ABCA. As part of the Continuance Resolution, the shareholders will be asked to approve the adoption of articles of continuance and by-laws which comply with the requirements of the ABCA, copies of which are available for review by the shareholders at the office of the solicitors of the Company, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours and at the Meeting. In addition, a copy of the articles of continuance and by-laws will be mailed, free of charge, to any shareholder who requests a copy, in writing, from the Secretary of the Company.

There are some differences in shareholder rights under the ABCA and the BCBCA and under the charter documents proposed to be adopted by the Company upon the Continuance under the ABCA as described previously.

Rights of Dissent

The following is a summary of the operation of the provisions of the BCBCA relating to a registered shareholder's dissent and appraisal rights in respect of the Continuance (the "Continuance Dissent Rights"). Such summary is not a comprehensive statement of the procedures to be followed by a shareholder who seeks such dissent and appraisal rights and is qualified in its entirety by reference to the full text of Part 8, Division 2 of the BCBCA which is attached to this Information Circular as Schedule "D". Any registered shareholder considering the exercise of the right of dissent should seek legal advice, since failure to comply strictly with the provisions of the BCBCA may prejudice the registered shareholder's right of dissent.

Pursuant to Section 238 of the BCBCA, any shareholder who dissents from the Continuance Resolution (a "Continuance Dissenting Shareholder") in compliance with Sections 237 to 247 of the BCBCA will be entitled to be paid by the Company the fair value of the common shares held by such Continuance Dissenting Shareholder determined as at the point in time immediately before the passing of the Continuance Resolution. A Continuance Dissenting Shareholder must dissent with respect to all common shares in which the holder owns a beneficial interest.

The filing of a notice of dissent deprives a Continuance Dissenting Shareholder of the right to vote at the Meeting, except if such Continuance Dissenting Shareholder ceases to be a Continuance Dissenting Shareholder in accordance with the Continuance Dissent Rights. For greater certainty, a shareholder who wishes to exercise the Continuance Dissent Rights may not vote in favour of the Continuance.

A shareholder who wishes to dissent must deliver written notice of dissent to the Company at its solicitor's office, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 at least two days before the date on which the Continuance Resolution is to be voted upon and such notice of dissent must strictly comply with the requirements of Section 242 of the BCBCA.

In particular, the written notice of dissent must set out the number of common shares in respect of which the notice of dissent is to be sent and:

(a)	if such common shares constitute all of the common shares of which the shareholder is the registered and beneficial owner, a statement to that effect;
(b)

if such common shares constitute all of the common shares of which the shareholder is both the registered and beneficial owner but if the shareholder owns additional common shares beneficially, a statement to that effect and the names of the registered shareholders, the number of common shares held by such registered owners and a statement that written notices of dissent have or will be sent with respect to such shares; or

(c)

if the dissent rights are being exercised by a registered owner who is not the beneficial owner of such common shares, a statement to that effect and the name of the beneficial owner and a statement that the registered owner is dissenting with respect to all common shares of the beneficial owner registered in such registered owner's name.

The Company is required promptly after the later of: (a) the date on which the Company forms the intention to proceed with the Continuance; and (b) the date on which the written notice of dissent was received, to notify each Continuance Dissenting Shareholder of its intention to act on the Continuance.

Upon receipt of such notification, each Continuance Dissenting Shareholder is then required, if the Continuance Dissenting Shareholder wishes to proceed with the dissent, within one month after the date of such notice to send to the Company: (a) a written statement that the Continuance Dissenting Shareholder requires the Company to purchase all of its Shares; (b) the certificates representing such Shares; and (c) if the dissent right is being exercised by the Continuance Dissenting Shareholder on behalf of a beneficial owner who is not the Continuance Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other common shares, and if so: (i) the names of the registered owners of such common shares; (ii) the number of such common shares; and (iii) that dissent is being exercised in respect of such common shares. A shareholder who fails to send the Company, within the required time frame, the written statements described above and the certificates representing the common shares in respect of which the Continuance Dissenting shareholder dissents, forfeits the shareholder's right to dissent.

On sending the required documentation to the Company, the fair value for a Continuance Dissenting Shareholder's common shares will be determined as follows:

(a)	if the Company and a Continuance Dissenting Shareholder agree on the fair value of the common shares, then the Company must promptly pay that amount to the Continuance Dissenting

Shareholder or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholders for their common shares; or

(b)

if a Continuance Dissenting Shareholder and the Company are unable to agree on a fair value, the Continuance Dissenting Shareholder may apply to the Supreme Court of British Columbia to determine the fair value of the common shares, and the Company must pay to the Continuance Dissenting Shareholder the fair value determined by such Court or promptly send notice to the Continuance Dissenting Shareholder that the Company is lawfully unable to pay the Continuance Dissenting Shareholders for their common shares.

The Company will be lawfully unable to pay the Continuance Dissenting Shareholder the fair value of their common shares if the Company is insolvent or would be rendered insolvent by making the payment to the Continuance Dissenting Shareholder. In such event, Continuance Dissenting Shareholders will have 30 days to elect to either: (a) withdraw their dissent or (b) retain their status as a claimant and be paid as soon as the Company is lawfully able to do so or, in a liquidation, be ranked subordinate to its creditors but in priority to its shareholders.

If the Continuance is not implemented for any reason, Continuance Dissenting Shareholders will not be entitled to be paid the fair value for their common shares and the Continuance Dissenting Shareholders will be entitled to the return of any share certificates delivered to the Company in connection with the exercise of the Continuance Dissent Rights.

The discussion above is only a summary of the Continuance dissent rights which are technical and complex. A shareholder who intends to exercise Continuance dissent rights should carefully consider and comply with the provisions of Sections 237 to 247 of the BCBCA. Persons who are beneficial owners of common shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. It is suggested that any shareholder wishing to avail himself or herself of the Continuance dissent rights seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA may prejudice the availability of such dissent rights. Continuance Dissenting Shareholders should note that the exercise of dissent rights can be a complex, time-consuming and expensive process.

The Continuance Resolution

Based on the foregoing discussion, the board of directors believes that it is in the best interests of the Company and the Company's shareholders to transfer its jurisdiction of incorporation to Alberta. Accordingly, the shareholders will be asked at the Meeting to consider and if thought fit, approve the Continuance Resolution, the text of which is set out in Schedule "C". In order to be effective, the Continuance Resolution requires the approval of 3/4 of the votes cast by the shareholders who vote in respect thereof at the Meeting, either in person or by proxy.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE CONTINUATION OF THE COMPANY FROM BRITISH COLUMBIA TO ALBERTA UNDER THE ABCA, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

Adoption of By-Laws

Subject to the continuance of the Company from British Columbia to Alberta under the provisions of the ABCA, the directors of the Company, by resolution dated as of September 24, 2007, made, approved and adopted By-law No. 1 and By-law No. 2 as the general by-laws to govern the administration of the Company pursuant to the ABCA. The shareholders have been requested to confirm, reject or amend By-law No. 1 and By-law No. 2 by ordinary resolution. A copy of By-law No. 1 and By-law No. 2 is attached hereto as Schedule "E". The board of directors recommends that the shareholders vote in favour of the adoption of By-law No. 1 and By-law No. 2. PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ADOPTION OF BY-LAW NO. 1 AND BY-LAW NO. 2, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

Subject to the continuance of the Company from British Columbia to Alberta under the provisions of the Business Corporations Act (Alberta) (the "ABCA"), By-law No. 1 and By-law No. 2, as adopted by the board of directors by resolution dated as of September 24, 2007, be confirmed as the general by-laws to govern the administration of the Company pursuant to the ABCA; and

2.

Any one director or officer of the Company be, and is hereby, authorized for and on behalf of the Company to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Company or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Shareholders may contact the Company at its office at Suite 800, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, (telephone: (403) 984 – 6342) to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the "MD&A"). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the management designees to vote the common shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 29th day of September, 2007.

BY ORDER OF THE BOARD OF THE DIRECTORS

/s/ George T. Stapleton, II

George T. Stapleton, II

President, Chief Executive Officer and Director

SCHEDULE A

Notice of Change of Auditor and Response Letters

Alberta Securities Commission

British Columbia Securities Commission

June 26, 2007

RE: NOTICE OF CHANGE OF AUDITORS PURSUANT TO NATIONAL INSTRUMENT 51-102

Notice is hereby given of a change of auditors of MegaWest Energy Corp (the "Corporation").

Morgan & Company, Chartered Accountants, the former auditors of the Corporation, advised that it will not stand as auditor of the Corporation at its next annual general meeting of shareholders and resigned as of June 25, 2007. The Directors of the Corporation propose to appoint KPMG LLP as auditors of the Corporation effective June 26, 2007 and to have the shareholders of the Company ratify and approve the appointment of KPMG LLP, as the Corporation’s auditors at its next annual general meeting of shareholders.

In the opinion of the Corporation, prior to the resignation, there were no reportable events as defined by Section 4.11(1) of National Instrument 51-102. There have been no reservations in the auditors’ report for the Corporation’s financial statements for the years ended April 30, 2006 and 2005 or any previous period.

The contents of this notice, the resignation of Morgan & Company and the recommendation to appoint KPMG LLP as successor auditors, has been considered and approved by the Corporation’s Board of Directors, and is further subject to the approval and ratification of the shareholders of the Corporation, which will be sought at the Corporation’s next annual meeting.

On behalf of the Board,

MEGAWEST ENERGY CORP

/s/ David Sealock

Corporate Secretary

1-877-984-MEGA - www.megawestenergy.com

A-2

June 27, 2007

British Columbia Securities Commission

Alberta Securities Commission

TSX Venture Exchange

Dear Sirs:

RE: NOTICE OF CHANGE OF AUDITORS DATED JUNE 26, 2007 WITH RESPECT TO MEGAWEST ENERGY CORP. (FORMERLY BROCKTON CAPITAL CORP.)

With respect to the above noted Notice of Change of Auditors and pursuant to National Instrument 51-102, we have read the Notice of Change of Auditors for MegaWest Energy Corp. (formerly Brockton Capital Corp.) and, based on our knowledge of the information at this date, we agree with its contents as it pertains to Morgan & Company, Chartered Accountants.

Yours truly,

/s/ Morgan & Company

Chartered Accountants

Cc: The Board of Directors, MegaWest Energy Corp. (formerly Brockton Capital Corp.)

A-3

Alberta Securities Commission

4th Floor, 300 – 5th Avenue S.W.

Calgary, AB T2P 3C4

Dear Sirs/Mesdames

Re: Notice of Change of Auditors of

MegaWest Energy Corp. (formerly Brockton Capital Corp)

We have read the Notice of Change of Auditors of MegaWest Energy Corp. (formerly Brockton Capital Corp) dated June 26, 2007 and are in agreement with the statements contained in such Notice.

Yours very truly

/s/ KMPG

Chartered Accountants

Calgary, Canada

June 27, 2007

SCHEDULE B

Special Resolution of Shareholders concerning Continuance under the Business Corporations Act (Alberta)

"BE IT RESOLVED AS A SPECIAL RESOLUTION:

1.

The Company be, and is, hereby authorized to apply to the Alberta Registrar of Corporations (the "Alberta Registrar") for a Certificate of Continuance, continuing the Company (the "Continuance") under the Business Corporations Act (Alberta) (the "ABCA") as if it had been incorporated thereunder and to file with the Alberta Registrar articles of continuance and such other documents as may be required in the form or forms prescribed by the ABCA;

2.

The Company be and is hereby authorized to apply to the British Columbia Registrar of Companies under the Business Corporations Act (British Columbia) (the "BCBCA") for authorization to effect the Continuance under the provisions of the ABCA;

3.

Effective upon the issuance of a Certificate of Continuance by the Alberta Registrar, the articles of continuance, be, and are hereby, adopted and confirmed in substitution for the existing notice of articles and articles of the Company and all amendments thereto; and

4.	Any director or officer of the Company be, and is hereby authorized, for and on behalf of the Company, whether under its corporate seal or otherwise, to execute and file:
(a)	subject to the issuance of the requisite authorizations to continue, the articles of continuance; and
(b)

all such documents and to perform and do all such acts and things as such person in his sole discretion considers necessary advisable to carry out the terms of these resolutions, including, without limitation, all documents required by the ABCA and the BCBCA as applicable to accompany the articles of continuance; and

notwithstanding that this resolution has been duly passed by the shareholders of the Company, the board of directors of the Company is hereby authorized, at its discretion, to abandon or terminate the completion of the Continuance without further approval ratification or confirmation of the Company’s shareholders."

SCHEDULE C

Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1)

(c) the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

C-2

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection, is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

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(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

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Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

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(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date, on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

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(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminate and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must:

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

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(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

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Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE D

By-Law No. 1

A by-law relating generally to

the transaction of the business

and affairs of

MEGAWEST ENERGY CORP.

(hereinafter referred to as the "Corporation")

SHAREHOLDERS

1.        Participation in Meeting by Telephone - A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

2.        Procedure at Meetings of Shareholders - The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed who is present at the meeting: Chairman of the Board, President, or a Vice-President. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

The chairman of any meeting of the shareholders shall conduct the procedure thereat in all respects and his decision on any matters or things, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy, shall be conclusive and binding upon the shareholders.

A declaration by the chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

The chairman at any meeting of the shareholders may vote as a shareholder but shall not have a second or casting vote in case of an equality of votes.

3.        Scrutineers - The chairman at any meeting of shareholders may appoint one or more persons (who may, but need not be shareholders, directors, officers or employees of the Corporation) to act as scrutineers at such meeting.

DIRECTORS

4.        Calling Meetings - The Chairman of the Board or the President may at any time, and the Secretary of the Corporation shall, upon the request of a director, summon a meeting of the directors.

5.        Notice of Meetings - Notice of meetings of the board shall be sent to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the election and appointment of officers immediately following the meeting of the shareholders at which such board was elected, provided a quorum of directors be present.

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6.        Quorum for Directors Meetings - The directors may declare the quorum necessary for the transaction of business at their meetings, but until the directors determine otherwise, a majority of directors in office from time to time shall constitute a quorum.

7.        Votes to Govern - At all meetings of the board every question shall be decided by a majority of the votes cast on the questions; and in case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

8.        Participation in Meeting by Telephone - A director may participate in a meeting of directors or of a committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

OFFICERS

9.        Officers - The officers of the Corporation shall be the President and the Secretary. The President and Secretary shall be elected or appointed by the board at the first or any subsequent meeting of the board held after each annual meeting of shareholders. The Board may also elect or appoint at any time and from time to time as officers a Chairman of the Board, one or more Vice-Presidents, one or more Assistant Secretaries, a Treasurer, one or more Assistant Treasurers, or a General Manager and such other officers as the board, from time to time, deem expedient. All officers of the Corporation shall hold office until their successors are chosen and, when necessary, qualified in their stead, subject always to removal by the board at any meeting called for that purpose. All officers shall respectively perform such duties, in addition to those specified herein, as shall, from time to time, be prescribed by the board. The same person may hold more than one office, provided, however, that the offices of President and Vice-President shall not be held by the same person. In case of the absence or inability to act of the Chairman of the Board, the President, any Vice-President, or any other officer of the Corporation, or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being, provided that a majority of the board concur therein.

10.      Chairman of the Board - A Chairman of the Board may be chosen from among the directors. He shall preside at all meetings of shareholders and at all meetings of the board and he shall have such other powers and duties as the board may determine from time to time by resolution.

11.      President - If no chairman of the Board is appointed, or in the absence of the Chairman of the Board, the President shall preside at all meetings of the shareholders and at all meetings of the board. He shall, subject to the authority of the board, be responsible for the management of the business and affairs of the Corporation.

12.      Vice-President or Vice-Presidents - The Vice-President or Vice-Presidents shall have such powers and duties as may be assigned to him or them respectively by resolution of the board. In case of absence or disability of the Chairman of the Board and the President, one of the Vice-Presidents may exercise the powers and perform the duties of the Chairman of the Board and the President and, if such Vice-President exercise any of the powers or perform any of the duties of the Chairman of the Board and the President, the absence or disability of the Chairman of the Board and the President shall be presumed.

13.      Secretary and Assistant Secretaries - The Secretary shall attend to the giving and service of all notices of the Corporation and shall keep the minutes of all meetings of the shareholders and of the board and of committees of the board in a book or books to be kept for that purpose. He shall keep in safe custody the corporate seal of the Corporation.

Assistant Secretaries may perform the duties of the Secretary delegated to them from time to time by the board or by the Secretary.

14.      Treasurer and Assistant Treasurers - The Treasurer shall have general charge of the finances of the Corporation. He shall deposit all monies and other valuable effects of the Corporation in the name and to the credit of the Corporation in such banks or other depositories as the board may from time to time designate by resolution,

D-3

and shall render to the board, whenever directed by the board, an account of the financial condition of the Corporation and of all his transactions as Treasurer; and as soon as possible after the close of each financial year he shall make and submit to the board a like report for such financial year. He shall have charge and custody of and be responsible for the keeping of the books of account required to be kept pursuant to the laws governing the Corporation. He shall perform all the acts incidental to the office of Treasurer subject to the control of the board.

Assistant Treasurers may perform any of the duties of the Treasurer delegated to them from time to time by the board or by the Treasurer.

15.      Secretary-Treasurer - Whenever the Secretary shall also be the Treasurer he may, at the option of the board, be designated the Secretary-Treasurer.

16.      General Manager - The board may appoint from time to time a General Manager of the Corporation. He shall manage the affairs of the Corporation under the supervision of the board and shall exercise such powers as may be prescribed from time to time by resolutions of the board, and such authority may be either general or specific.

INDEMNIFICATION

17.      Indemnification of Directors and Officers - The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives in the circumstances contemplated by, and to the fullest extent permitted by the Business Corporations Act (Alberta).

18.      Indemnity of Others - Except as otherwise required by paragraph 19 and subject to paragraph 17, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgements, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgement, order, settlement, or conviction, shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interest of the Corporation, and with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

19.      Successful Defence - To the extent that a person who is or was an employee or agent of the Corporation has achieved complete or substantial success as a defendant in any action, suit or proceeding referred to in paragraph 18, he shall be indemnified against all costs, charges and expenses actually and reasonably incurred by him in connection therewith.

20.      Right of Indemnity Not Exclusive - The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall enure to the benefit of the heirs, executors and administrators of such a person.

21.      No Liability of Directors or Officers for Certain Acts, etc. - To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense

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happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer of shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

GENERAL

22.      Execution of Instruments - Deeds, transfers assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one or more of the directors or officers of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to an instrument requiring the same.

23.      Surrender of Share Certificates - In the event that this by-law is adopted to become effective upon the issuance of a Certificate of Continuance of an Alberta corporation, then in such event, the directors are hereby authorized to require any shareholder to surrender all certificates for shares of the Corporation owned by such shareholder for the purpose of having such certificates cancelled and replaced with a new certificate or certificates.

24.      Lien of the Corporation - If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles and to any unanimous shareholder agreement, by the sale of the shares thereby affected or by any other action, suit remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

25.      Interpretation - In this by-law and all other by-laws of the Corporation words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; "articles" include the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization and articles of revival; "board" shall mean the board of directors of the Corporation; and "meeting of the shareholders" shall mean and include an annual meeting of shareholders and a special meeting of shareholders.

MADE this ____ day of ______________, 2007.

President/Secretary

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By-Law No. 2

A by-law relating generally to

the transaction of the business

and affairs of

MEGAWEST ENERGY CORP.

(hereinafter referred to as the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

1.	The board of directors may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a)	borrow money upon the credit of the Corporation;

(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

(c)

to the extent permitted by the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation including book debts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

2.

The board may, by resolution, from time to time delegate to a committee of the board, one or more of the directors and/or one or more of the officers of the Corporation or any other person or persons as may be designated by the board all or any of the powers conferred on the board by paragraph 1 hereby to such extent and in such manner as the board may determine at the time of such delegation.

3.	The powers hereby conferred are in supplement of and not in substitution for any powers possessed by the directors or officers of the Corporation independently of this By-Law No. 2.

MADE this ____ day of ______________, 2007.

President/Secretary

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MEGAWEST CAPITAL CORP.

(the "Company")

To be held at the Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta on Monday, October 29, 2007, at 10:00 a.m. (Calgary Time)

The undersigned shareholder ("Registered Shareholder") of the Company hereby appoints George T. Stapleton II, an officer and director of the Company, or failing him, R. William Thornton, an officer and director of the Company, or in the place of the foregoing, _________________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED SHAREHOLDER SIGN HERE:

DATE SIGNED:

RESOLUTIONS

(For full details of each item, please see the enclosed Notice of Meeting and Information Circular.) Please indicate your voting preference by making an "X" in the space provided.

	For	Against	Withhold
1. To set the number of directors of the Company for the ensuing year at six (6)			N/A
2. To elect as a director, George T. Stapleton, II		N/A
3. To elect as a director, George Orr		N/A
4. To elect as a director, R. William Thornton		N/A
5. To elect as a director, Brad Kitchen		N/A
6. To elect as a director, Brian J. Evans		N/A
7. To elect as a director, Dr. Gail Bloomer		N/A

8.    To ratify the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ended April 30, 2007 and to re-appoint KPMG LLP as the auditors of the Company for the fiscal year ending April 30, 2008 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors

N/A
9. To approve the continuance of the Company under the Business Corporations Act (Alberta)			N/A
10. To approve the adoption of By-law No. 1 and By-law No. 2			N/A
11. To transact such other business as may properly come before the Meeting			N/A

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.
2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.
5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)           appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; OR

(b)           appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8.

To be represented at the Meeting, proxies must be deposited or submitted, as applicable, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, Registered Shareholders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, Registered Shareholders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.OUR PROXY BY

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy if you have voted by the internet or telephone.

Request for Voting Instructions ("VIF")

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF

MEGAWEST ENERGY CORP.

(the "Company")

TO BE HELD IN THE CARDIUM ROOM AT THE PETROLEUM CLUB, 319 – 5th AVENUE, CALGARY, ALBERTA ON MONDAY, OCTOBER 29, 2007, AT 10:00 AM (CALGARY TIME)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. To set the number of directors of the Company for the ensuing year at six (6)			N/A
2. To elect as a director, George T. Stapleton, II		N/A
3. To elect as a director, George Orr		N/A
4. To elect as a director, R. William Thornton		N/A
5. To elect as a director, Brad Kitchen		N/A
6. To elect as a director, Brian J. Evans		N/A
7. To elect as a director, Dr. Gail Bloomer		N/A

8.   To ratify the appointment of KPMG LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ended April 30, 2007 and to re-appoint KPMG LLP as the auditors of the Company for the fiscal year ending April 30, 2008 and to authorize the directors of the Company to fix the remuneration to be paid to the auditors

N/A
9. To approve the continuance of the Company under the Business Corporations Act (Alberta)			N/A
10. To approve the adoption of By-law No. 1 and By-law No. 2			N/A
11. To transact such other business as may properly come before the Meeting			N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A) VOTE IN PERSON AT THE MEETING or

B) APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL

TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Andrea Byrne at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.
2.

If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.
4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.
5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.
6.

If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this VIF in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR VIF BY MAIL OR FAX to Pacific Corporate Trust Company

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by internet or telephone.

MegaWest Energy to Present Progress Report to Investors and Shareholders

Calgary, Alberta; September 28, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), a Calgary based oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil would like to announce the upcoming “Company Progress Report” to be held on October 29, 2007 at 3 PM in the Viking Room at the Calgary Petroleum Club (319-5th Ave. SW, Calgary Alberta).

The Company’s President and CEO, George T. Stapleton, II, and the Company’s COO, R. William (Bill) Thornton will be presenting a “State of the Company” progress report. The presentation will showcase the outstanding activities and milestones that have been accomplished as related to the majority interests and operatorship on the Company’s 4 core projects totaling approximately 70,000 acres in Texas, Kentucky, Missouri and Kansas.

MegaWest is an independent unconventional oil and gas company headquartered in Calgary, Alberta, Canada. MegaWest has operations in Texas, Kentucky, Missouri and Kansas. MegaWest will create shareholder value through the exploitation of North American heavy oil through the application of various methods of thermal and enhanced recovery.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1(877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” as defined by the Private Litigation Reform Act of 1995. Statements in this press release, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social, economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company’s control. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements.

The risks and uncertainties that could affect future events or the Company’s future financial performance are more fully described in the Company’s quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company’s annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 ”Continuous Disclosure Obligations”, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD&A”), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

In order to benefit the environment by saving paper and reduce delivery expenses, we recommend that you select email as your preferred method of communication and provide your current email address and your consent to electronic delivery. In order to provide your consent, please complete the Consent to Electronic Delivery form available at www.pctc.com/PCTCPortal/Public/ShareHolder.aspx. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the current financial year.

MegaWest Energy Corp.

Please select one or both of the following options:	Annual Financial Statements & MD & A
Quarterly Financial Statements & MD & A

Name:
Address:
Street Name & Number		Apt. or Suite

City	Prov or State	Country	Postal or Zip Code
Email Address:	Preferred Method of Communication:	Email:	or Mail:
*Signature:		Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR

VANCOUVER, BC

V6C 3B9

OR BY FAX TO: 604-689-8144

OR COMPLETE THE FORM ONLINE AT:	www.pctc.com/PCTCPortal/Public/ShareHolder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 510 Burrard St., 2nd Floor, Vancouver, BC, V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: October 4, 2007

CW1447356.1